

December 4, 2012

Via E-mail
John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Dr.
Rochester, NH 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 23

1.   Footnote two indicates that income tax expense in 2011 includes a favorable adjustment of $3.5 million to correct errors from periods prior to 2006. Since the correction of these errors appears to overstate fiscal 2011 net income by more than 10%, please better explain to us how you determined it was appropriate to record this correction in 2011 and why you did not record the error correction as an adjustment to prior periods. Please tell us in detail the nature of the error, when you first discovered the error and the quarterly period in 2011 in which you recorded the error correction. Please also provide us with your qualitative and quantitative assessment of materiality for each annual period in which this error occurred and for 2011 to support your conclusion that these adjustments are not material to your historical financial statements and that the correction of the error

within your 2011 financial statements is appropriate. Please refer to SAB Release No. 99 and 108.

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statement, page 52

1. Accounting Policies, page 52

Revenue Recognition, page 52

2.   We note that your Engineered Composites segment has long-term aerospace contracts and capitalizes certain costs, such as engineering and equipment, during the phase in which the production parts are designed and tested. Citing authoritative accounting guidance, please tell us how you determined capitalization of such costs was appropriate and explain your methodology for recognizing these costs in income.

Discontinued Operations, page 53

3.   We note that discontinued operations includes amounts previously reported as "Unallocated expenses," including expenses related to global information systems, and certain interest expense when such expense results from direct third-party borrowings. Please tell us the nature of all "Unallocated expenses" that you include in discontinued operations and tell us how your classification complies with GAAP. In doing so, tell us if any of the costs and expenses you include in discontinued operations are expected to continue subsequent to the disposal date. Also tell us how your allocation of interest expense complies with ASC 205-20-45-6 through 45-8.

3. Reportable Segments and Geographic Data, page 58

4.   We note that during the third quarter of 2011, you announced plans to combine your Paper Machine Clothing and Engineered Fabrics operating and reportable segments into a single business segment. Please explain to us in more detail how these former operating and reportable segments now qualify as a single operating and reportable segment. In doing so, describe to us the specific nature of the information reviewed by your chief operating decision maker under the former and current segment structures and, if applicable, the extent to which your CODM now reviews stand-alone operating results of the Paper Machine Clothing and Engineered Fabrics operations.

7. Income Taxes, page 70

5.   We note that your reconciliation on page 71 of the U.S. federal statutory tax rate to your effective income tax rate includes material adjustments labeled "Foreign rate differential." Please tell us whether or not this line item relates solely to differences in foreign and domestic tax rates. If particular countries contribute a disproportionately

large amount of net income due to favorable tax rates, please disclose additional information within MD&A about the tax structure of those countries and their impact on your operations. Consider disclosing pre-tax income and tax expense related to those countries.

6. We note your disclosure on page 73 that, with certain exceptions, no provision has been made for U.S. income taxes on the undistributed earnings of your foreign subsidiaries since you intend to utilize those earnings in the foreign operations for an indefinite period of time. This disclosure appears to contradict other statements made in your filing, including your disclosure on page 73 that the repatriation of non-U.S. earnings will help generate sufficient income to utilize certain deferred tax assets and your disclosure on page 6 indicating that you have been able to repatriate earnings from the countries in which you operate without substantial governmental restrictions and do not foresee any material changes in your ability to do so in the future. You also disclose on page 37 that you made $45 million of repatriations during 2011, and on page 35 of your June 30, 2012 Form 10-Q you indicate you were able to repay debt in 2012 due to your "ability to repatriate cash from non-U.S. accounts in a tax efficient manner." Since your disclosures suggest that you regularly repatriate earnings from foreign subsidiaries, please tell us why you generally believe that the undistributed earnings of your foreign subsidiaries are permanently reinvested and no income taxes should be accrued. See paragraphs 3 and 17-19 of ASC 740-30-25. In addition, if a significant amount of your consolidated cash is held overseas and is not available to the U.S. parent company due to permanent reinvestment of foreign earnings, please revise your liquidity disclosures to discuss the nature of these restrictions and the impact on your liquidity.

7. We note your disclosure on pages 74 and 75 that you received reassessment notices from the Canadian Revenue Agency ("CRA") comprising tax, interest and penalties in the amount of $61.6 million for the tax years 2001 through 2008. We further note your disclosure that although you believed these reassessments were substantially without merit, you reached a settlement with the CRA in the first quarter of 2012 and "will record the effect of this settlement in the first quarter of 2012." Please tell us whether you accrued the amount of this settlement as of December 31, 2011. If not, please provide us with your analysis of why this subsequent event did not require adjustment to your December 31, 2011 financial statements prior to their release. It appears the settlement may have provided additional evidence with respect to conditions that existed at the balance-sheet date and affected the estimates inherent in preparing your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief